Securities and Exchange Commission

July 31, 2018

July 31, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Minaro Corp. Amendment No. 5 Registration Statement on Form S-1 Filed July 23, 2018 File No. 333-223963

Ladies and Gentlemen:

We are submitting this letter on behalf of Minaro Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 30, 2018 relating to the Company’s Amendment No. 5 to Registration Statement on Form S-1 (Registration No. 333-223963) filed with the Commission on July 23, 2018 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Notes to Financial Statements

Financial Statements, page 29

1.

We note the revision to your disclosure in response to comment 4. As previously requested, please revise to disclose that the financial statements as of and for the three months ended April 30, 2018 are unaudited. Please make conforming revisions in the Summary Financial Information on page 8.

The information was revised.

Notes to Financial Statements

Revenue Recognition, page 44

2.

We reviewed your response to comment 12 and the revision to your disclosure. We note you continue to disclose that revenue is recognized in accordance with ASC 605 although you disclosed the issuance and core principles of ASU 606. As previously requested, please revise your revenue recognition policy to comply with ASC 606, which should have been adopted on February 1, 2018. In addition, please provide the disclosures required by ASC 606-10-50.

The information was revised.

Sincerely,

/s/ Yulia Lazaridou

President of Minaro Corp.